WILMER CUTLER PICKERING
HALE and DORR LLP

April 22, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0506

Attention: Nicholas Panos, Esq.

Re:
OfficeMax Incorporated ("OfficeMax")
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2005 by K Capital Offshore Master Fund (U.S. Dollar), L.P., et al
File No.: 001-05057

Dear Mr. Panos:

        On behalf of our client, K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, "K Capital"), we have set forth below responses to the comments to the First Amendment to K Capital's Preliminary Proxy Statement on Schedule 14A (the "Amended Proxy Statement") provided by Celeste M. Murphy and additional members of the staff (the "Staff") of the Securities and Exchange Commission to Edward Young, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP in a letter dated April 21, 2005 (the "Letter"). Such responses are based upon information provided to us by K Capital. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

        In most instances, K Capital has responded to the comments in the Letter by making changes to the disclosure set forth in the Amended Proxy Statement. Such changes are reflected in the Second Amendment to the Preliminary Proxy Statement on Schedule 14A being filed with the Commission by electronic submission concurrently with this letter (the "Revised Proxy Statement"). Page and paragraph numbers referred to in the responses in this letter reference the applicable pages of the Revised Proxy Statement. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the Revised Proxy Statement.

        On behalf of K Capital, we advise you as follows:

1.
We note your efforts to fully comply with prior comment 1. Notwithstanding the revised disclosure, Rule 14a-4(d) provides that a person shall not be deemed to be a bona fide nominee and shall not be named in the proxy statement unless he has consented to being named. Because the company nominees have not provided you with their consent, the proxy statement must be amended to delete the names of the company's nominees for whom the proxy holder will vote and list only the names of the company's nominees for whom the proxy holder will not vote.

Response:	K Capital has deleted the names of the Company's nominees, other than the Company's nominee who it is opposing, from the proxy statement and the proxy card.
2.
Disclose support for, in the alternative, remove the reference to "historic shortcomings at the board level" in paragraph two on page 3 under the section entitled "Why you should Vote for Mr. Meyer As A Director."

Response:	K Capital has removed the references to "historic shortcomings at the board level" in paragraph two on page 3 under the section entitled "Why you should Vote for Mr. Meyer As A Director."

3.
We note your response to prior comment 12, but believe that you should disclose that Blackstone has not discussed valuations of the company's assets with shareholders. In this respect we note your statement that "Blackstone was engaged to perform business and financial analysis and valuations of the Company and communicate with representatives of the Company, as well as various other parties, including other industry participants, analysts and shareholders regarding the value of the Company's common stock and the Company's possible strategic alternatives."

Response:	K Capital has added the requested language on page two of the Revised Proxy Statement.
4.
Prior Comment 13. Please tell us the extent of Blackstone's communication with shareholders, including, but not limited to, the company's possible strategic alternatives. We note your statement in the supplemental response that Blackstone informed K Capital that it has discussed with its legal counsel the definition of "participant" set forth in Instruction 3 to Item 4 of Schedule 14A, and understand Blackstone believes it is acting only as a financial advisor employed by a participant.

Response:	K Capital has provided the requested supplemental information to the Staff.
5.
Please revise your disclosure to identify the "three independent directors" contacted by Blackstone to gauge the interest of the Board in talking with K Capital.

Response:	K Capital has added names of the three independent directors on page two of the Revised Proxy Statement.
6.
In a supplemental response, advise us how you calculated George Harad's total compensation since 1994.

Response:	K Capital has provided additional disclosure in the Revised Proxy Statement about the methodology used in calculating Mr. Harad's total compensation. In addition, K Capital has provided the requested supplemental information to the Staff.
7.
Please file your response to the closing comment in our prior letter on EDGAR.

Response:	The response to the closing comment in the Staff's prior comment letter, including responses from those persons who have been added as participants, are being filed separately on EDGAR.

        We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the Revised Proxy Statement or the foregoing, kindly contact the undersigned at (617) 721-5659, Tod K. Reichert of this firm at (617) 526-6989 or Patricia Whalen of this firm at (617) 526-6633. Thank you for your time and attention.

Sincerely yours,

/s/ Edward Young

Edward Young

cc:
Securities and Exchange Commission
    Melinda Kramer
K Capital Partners, LLC
    Abner Kurtin
    Brian Steck
    Robert Needham